Filed by Coursera, Inc. (Commission File No. 001-40275)
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed Pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Udemy, Inc. (Commission File No. 001-40956)

The following communication was sent via email to the employees of Coursera, Inc. (“Coursera”) by Greg Hart, the Chief Executive Officer of Coursera, on December 17, 2025, in connection with the proposed combination of Coursera with Udemy, Inc. (“Udemy”):

Hi Team,

This morning, we announced that Coursera has entered into a definitive agreement to combine with Udemy in an all-stock transaction, subject to customary closing conditions. You can read the full announcement at investor.coursera.com/news. We also encourage you to take a look at our joint website here for additional information.

This is a pivotal moment for Coursera and, more broadly, for how skills are discovered, developed, and mastered at scale by learners and organizations around the world. As we have discussed, GenAI is fundamentally reshaping the global skills economy. To create the world’s leading platform, we must move faster and deliver more value than ever before.

For more than a decade, both Coursera and Udemy have helped millions of people gain the skills they need to advance their careers — but each company has done so with distinct capabilities and areas of focus. By bringing together our highly complementary strengths, we’re taking a major step forward in accelerating innovation, expanding our global reach, and creating more value for millions of learners, customers, and expert instructors around the world. Both Coursera and Udemy’s leadership teams worked closely together to shape this combination, based on our shared mission, unique strengths, and deep respect for each other’s teams.

Together, Coursera and Udemy are expected to:

•
Deliver greater value, impact, and choice for millions of learners and enterprise, university, and government customers through our combined strengths in transforming how skills, workforce training, and career advancement are delivered at a critical inflection point for global labor markets as AI rapidly redefines the skills required for every job across every industry.

•
Unite a world-class ecosystem that encompasses faculty at leading universities, industry leaders, and a global community of expert instructors, while equipping them with enhanced tools and data-driven insights to create more engaging, personalized, and dynamic learning experiences at unprecedented scale and with greater agility.

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Accelerate the pace of AI-native innovation by leveraging shared product, data, and technology investments to deliver verified skills — from discovery to mastery — that improve both career and business outcomes.

•
Expand global access and reach through combined go-to-market capabilities and relative strengths in core segments, improving the combined company’s ability to better attract, retain, and serve consumer and enterprise learners around the world.

•
Bring together the deep expertise and passion of both teams, who care profoundly about expanding access to learning, advancing skills, and helping millions of learners succeed in a rapidly changing world. This combination strengthens our shared commitment to our learners and customers and amplifies the impact of our collective talent.

•
Strengthen the combined company’s long-term financial profile by generating meaningful operating efficiencies and fueling sustained investment in AI-driven platform innovation, rapid product development, and durable growth initiatives.

I will continue as CEO of the combined company, and Andrew Ng will continue as Chairman of the Board.

“Coursera exists to transform lives through learning. Under Greg’s leadership, the combination with Udemy, a company we’ve long admired, better positions us to meet this moment in history, when AI’s impact is driving unprecedented demand for training and upskilling. The Board is actively engaged in and supportive of this  direction, and energized by what it means for learners, partners, and customers globally.” — Andrew Ng, Chairman of the Board and Co-founder of Coursera

I know many of you will be eager to start collaborating with the Udemy team. However, it is critical to understand that today’s announcement is just the first step. As the process moves forward, we plan to host time with teams to walk through what this means for our platform, our partners and customers, and our long-term strategy.

Today’s announcement reflects an agreement to combine, not the close of the transaction. In the meantime, a few important points to keep in mind:

•	Until closing, Coursera and Udemy will continue to operate as independent companies.
•	Do not reach out to Udemy employees, customers, or instructors regarding the transaction or future integration unless you have been authorized by legal.

•
There are no immediate changes to roles, reporting structures, compensation, or day-to-day work. Your priority is to continue executing on our Q4 goals on behalf of the learners, customers, and partners we serve.

•	We will continue to provide updates on the process, key milestones, and what to expect as we move forward.

Later today at 8 am PT, we’ll hold a 30-min All-Hands where I will share more about the strategic rationale behind the combination. We will not be taking live questions given the strict regulatory guidelines surrounding a transaction, so we have prepared an employee FAQ, to help address your immediate questions. In the meantime, if you have internal questions, please direct them to your ETeam member. And if you receive any external inquiries, please direct them to the Comms team at pr@coursera.org. Finally, please refrain from posting or commenting about the transaction publicly or on social media. Because this is a public-company transaction, strict legal and regulatory rules govern what can be shared and by whom. Even well-intentioned posts could be viewed as unauthorized disclosure, and it’s best to wait until we provide further guidance.

I want to thank all of you for the momentum you’ve built, especially over the past year. Your work has made this moment possible. Our North Star — to be the platform where the world’s learners come to master the right skills to grow their careers — has never been more relevant. Together, and in time with our future Udemy colleagues, we have an opportunity to shape the next chapter of online learning and workforce transformation in a way that truly benefits learners, educators, and customers worldwide.

Thank you for everything you do for our learners, partners, and customers every day.

Thanks,
Greg

--
Greg Hart
CEO

Cautionary Note Regarding Forward-Looking Statements

This communication relates to a proposed business combination transaction (the “business combination”) between Coursera and Udemy. This communication contains forward-looking statements that involve substantial risks and uncertainties. Any statements contained in this communication that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terms such as: “accelerate,” “anticipate,” “believe,” “can,” “continue,” “could,” “demand,” “design,” “estimate,” “expand,” “expect,” “intend,” “may,” “might,” “mission,” “need,” “objective,” “ongoing,” “outlook,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. These forward-looking statements include, but are not limited to, statements regarding expected timing and benefits of the business combination and the outlook for Coursera’s and Udemy’s results of operations and financial condition (including potential synergies) following the business combination. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the combined companies or the price of Coursera or Udemy stock. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance, benefits or achievements to be materially different from the information expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, the following: general economic, market or business conditions, including competition, risks related to online learning solutions and risks related to our AI innovations and AI generally; risks related to the business combination, including the effect of the announcement of the business combination on the ability of Coursera or Udemy to retain and hire key personnel and maintain relationships with customers, vendors and others with whom Coursera or Udemy do business, or on Coursera’s or Udemy’s operating results and business generally; risks that the business combination disrupts current plans and operations and the potential difficulties in attracting and retaining qualified personnel as a result of the business combination; the outcome of any legal proceedings related to the business combination; the ability of the parties to consummate the proposed transaction on a timely basis or at all; the satisfaction of the conditions precedent to consummation of the proposed transaction, including the ability to secure regulatory approvals on the terms expected, at all or in a timely manner; the ability to successfully integrate Coursera’s and Udemy’s operations and business on a timely basis or otherwise in accordance with the standards and obligations applicable to the combined company as a public benefit corporation and as a B Corp.; Coursera’s and Udemy’s ability to implement our plans, forecasts and other expectations with respect to the combined company’s business after the completion of the transaction and realize expected synergies and other benefits of the combination within the expected timeframe or at all; the amount of the costs, fees, expenses and charges related to the proposed combination; fluctuations in the prices of Coursera or Udemy stock; and potential business disruptions following the business combination. These risks, as well as other risks related to the proposed transaction, will be included in the registration statement on Form S-4 and joint proxy statement/prospectus that will be filed with the Securities and Exchange Commission (the “SEC”) in connection with the proposed transaction. While the risks presented here, and those to be presented in the registration statement on Form S-4, are considered representative, they should not be considered a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Coursera’s and Udemy’s respective periodic reports and other filings with the SEC, including the risk factors identified in Coursera’s and Udemy’s most recent Quarterly Reports on Form 10-Q, Coursera’s most recent Annual Report on Form 10-K (available online at https://www.sec.gov/Archives/edgar/data/1651562/000165156225000013/cour-20241231.htm) and Udemy’s most recent Annual Report on Form 10-K (available online at https://www.sec.gov/Archives/edgar/data/1607939/000160793925000011/udmy-20241231.htm), under the headings “Special Note Regarding Forward-Looking Statements” and “Risk Factors” in Part I, Item 1A (Annual Report) and in Part I, Item 2 and Part II, Item 1A (Quarterly Reports), all of which are available online on the SEC’s website at https://www.sec.gov. The forward-looking statements included in this communication are made only as of the date hereof, and are based on the current beliefs of Coursera and Udemy as well as assumptions made by and information currently available to them, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Neither Coursera nor Udemy undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except to the extent required by law.

The information that can be accessed through hyperlinks or website addresses included in this communication is deemed not to be incorporated in or part of this communication.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information About the Business Combination and Where to Find It

In connection with the business combination, Coursera intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Coursera and Udemy and that also constitutes a prospectus of Coursera. Each of Coursera and Udemy may also file other relevant documents with the SEC regarding the business combination. This document is not a substitute for the proxy statement/prospectus or registration statement or any other document that Coursera or Udemy may file with the SEC. The definitive joint proxy statement/prospectus will be mailed to stockholders of Coursera and Udemy. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION. Investors and security holders will be able to obtain free copies of the registration statement and joint proxy statement/prospectus and other documents containing important information about Coursera, Udemy and the business combination, once such documents are filed with the SEC through the website maintained by the SEC at https://www.sec.gov. Copies of the documents filed with the SEC by Coursera will be available online free of charge on Coursera’s website at https://investor.coursera.com or by contacting Coursera’s Investor Relations department at ir@coursera.org. Copies of the documents filed with the SEC by Udemy will be available online free of charge on Udemy’s website at https://investors.udemy.com or by contacting Udemy’s Investor Relations department at ir@udemy.com.

Participants in the Merger Solicitation

Coursera, Udemy and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Coursera, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Coursera’s proxy statement for its 2025 Annual Meeting of Stockholders under the headings “Executive Officers,” “Compensation Discussion and Analysis,” “Executive Compensation Tables,” “CEO Pay Ratio,” “Pay Versus Performance,” “Non-Employee Director Compensation,” “Certain Relationships and Related Transactions” and “Security Ownership of Certain Beneficial Owners and Management,” which was filed with the SEC on March 31, 2025 and is available online at https://www.sec.gov/Archives/edgar/data/1651562/000165156225000026/cour-20250331.htm, and Coursera’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024 under the headings “Item 10. Directors, Executive Officers and Corporate Governance,” “Item 11. Executive Compensation” and “Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters,” which was filed with the SEC on February 24, 2025 and is available online at https://www.sec.gov/Archives/edgar/data/1651562/000165156225000013/cour-20241231.htm. To the extent holdings of Coursera’s securities by its directors or executive officers have changed since the amounts set forth in Coursera’s definitive proxy statement for its 2025 Annual Meeting of Stockholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4 or Annual Statement of Changes in Beneficial Ownership on Form 5 filed with the SEC, which are available online at https://www.sec.gov/edgar/browse/?CIK=1651562&owner=exclude. Information about the directors and executive officers of Udemy, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Udemy’s proxy statement for its 2025 Annual Meeting of Stockholders under the headings “Director Compensation,” “Our Executive Officers,” “Compensation Discussion and Analysis,” “Summary Compensation Table,” “Grants of Plan-Based Awards in 2024,” “Outstanding Equity Awards at 2024 Fiscal Year End,” “Related Person Transactions” and “Security Ownership of Certain Beneficial Owners and Management,” which was filed with the SEC on April 25, 2025 and is available online at https://www.sec.gov/Archives/edgar/data/1607939/000160793925000046/ude-20250422.htm, and Udemy’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024 under the headings “Item 10. Directors, Executive Officers and Corporate Governance,” “Item 11. Executive Compensation” and “Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters”, which was filed with the SEC on February 19, 2025 and is available online at https://www.sec.gov/Archives/edgar/data/1607939/000160793925000011/udmy-20241231.htm. To the extent holdings of Udemy’s securities by its directors or executive officers have changed since the amounts set forth in Udemy’s definitive proxy statement for its 2025 Annual Meeting of Stockholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4, or Annual Statement of Changes in Beneficial Ownership on Form 5 filed with the SEC, which are available online at https://www.sec.gov/edgar/browse/?CIK=1607939&owner=exclude. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Coursera or Udemy using the sources indicated above.